SEC LETTER TO BROOKWOOD FENTON INVESTMENTS LLC

Issuer Response to Letter dated June 27, 2023

Offering Statement on Form 1-A

SEC COMMENT	ADDRESSED BY
Compensation of Officers and the Manager, page 21

1.      Please revise to more fully discuss the compensation of the manager. In this regard, we note that Section 5.9 of the operating agreement of Brookwood Fenton Investments LLC filed as Exhibit 3 entitles the manager to receive — in addition to an organizational fee and reimbursements — a development fee, an operational management fee, and a share of profits and losses in its capacity as Class B member.

Section 5.9 of the operating agreement for Brookwood Fenton Investments LLC has been revised to delete the references to a “development fee” and an “operational management fee.”

The Manager Fee Schedule under the Compensation of the Officers and Manager section of the offering circular has been revised to include the following line item:

“Routine Distributions…The Manager will receive distributions of cash when available and a share of the profits and losses as a Class B member pursuant to Section 10.1 and Article 9, respectively, of the Company’s Operating Agreement.”

General

2.      We refer to Sections 19.8 and 19.9 of the operating agreement of Brookwood Fenton Investments LLC filed as Exhibit 3. Please revise Section 19.8 to clearly state, if true, that the mandatory mediation provision does not apply to claims under the U.S. federal securities laws. Also revise the Securities Being Offered section of your offering circular to briefly describe the mandatory mediation provision and the arbitration provision, including to clearly state whether the provisions apply to claims under the U.S. federal securities laws.

Additionally, please revise your offering circular to add an appropriately captioned risk factor highlighting the risks of these provisions to purchasers, including increased costs to bring a claim, limited access to information, and that the provisions can discourage claims or limit purchasers’ ability to bring a claim in a judicial forum that they find favorable. Also discuss any uncertainty about the enforceability of the provisions.

Section 19.8 of the operating agreement of Brookwood Fenton Investments LLC has been revised to include the following sentence:

“Notwithstanding the foregoing, this Mandatory Mediation provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act.”

The Securities Being Offered section of the offering circular has been revised to describe the mandatory mediation provision and the arbitration provision as follows:

“Sections 19.8 and 19.9 of the Operating Agreement, require disputes to be settled via mandatory mediation and arbitration, respectively, but do not apply to claims under the U.S. federal securities laws. Pursuant to the Operating Agreement, the parties agree that any and all disputes, claims or controversies arising out of or relating to the Operating Agreement shall be submitted to JAMS (or its successor), for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS for final and binding arbitration. Either party may commence mediation by providing to JAMS and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with JAMS and with one another and agree that they will participate in the mediation in good faith and that they will share equally in its costs.”

The following Risk Factor has been added to the offering circular:

“The Company’s Operating Agreement requires many disputes to be settled through mandatory mediation or arbitration.

Sections 19.8 and 19.9 of the Company Operating Agreement require many disputes to be settled through mandatory mediation or arbitration, respectively. Although neither provision applies to claims under U.S. federal securities laws, these provisions may (1) increase the costs for an investor to bring a claim, (2) limit access to information relative to litigation, (3) discourage the bringing of claims, and (4) limit investors’ ability to bring a claim in a judicial forum that they find favorable.”

3.      We refer to Section 19.11 of the operating agreement of Brookwood Fenton Investments LLC filed as Exhibit 3, which identifies the United States District Court for Genesee County, Michigan as the exclusive forum for any suit, legal action or proceeding relating to or arising under the operating agreement. Please revise Section 19.11 to clearly state whether the choice of venue provision applies to claims under the U.S. federal securities laws. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Additionally, please revise the Securities Being Offered section of your offering circular to briefly describe the choice of venue provision, including to clearly state whether the provision applies to claims under the U.S. federal securities laws. Further, if the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Finally, please revise your offering circular to add an appropriately captioned risk factor highlighting the risks of this provision to purchasers, including increased costs to bring a claim and that the provision can discourage claims or limit purchasers’ ability to bring a claim in a judicial forum that they find favorable. Also discuss any uncertainty about the enforceability of the provision.

Section 19.11 of the operating agreement of Brookwood Fenton Investments LLC has been revised to include the following sentence:

“Notwithstanding the foregoing, this Choice of Venue provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or the Securities Act, or any claim for which the federal courts have exclusive or concurrent jurisdiction.”

The Securities Being Offered section of the offering circular has been revised to describe the choice of venue provision as follows:

“Section 19.11 of the Company Operating Agreement requires that any suit, legal action or proceeding involving any dispute or matter regarding, relating to or arising under the Operating Agreement shall be brought solely in the United States District Court for Genesee County, Michigan. All Members will consent to the exercise of personal jurisdiction, and waive all objections based on improper venue and/or forum non conveniens, in connection with or in relation to any such suit, legal action or proceeding. Notwithstanding the foregoing, Section 19.11 does not apply to claims brought under U.S. federal securities laws.”

The following Risk Factor has been added to the offering circular:

“The Company’s Operating Agreement mandates an exclusive forum for any dispute relating to the Operating Agreement.

Section 19.11 of the Company Operating Agreement requires that any suit, legal action or proceeding involving any dispute or matter regarding, relating to or arising under the Operating Agreement shall be brought solely in the United States District Court for Genesee County, Michigan.

Although this provision does not apply to claims under U.S. federal securities laws, this requirement may (1) increase the costs for an investor to bring a claim, (2) discourage the bringing of claims, and (3) limit investors’ ability to bring a claim in a judicial forum that they find favorable.”

4. Please revise the signatures page to include your principal accounting officer. Refer to Instruction 1 to Signatures of Form 1-A.	The signature page has been revised to denote the Company’s principal accounting officer.